UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

Höegh LNG Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

Y3262R 100
(CUSIP Number)

Höegh LNG Holdings Ltd.

Canon’s Court

22 Victoria Street

Hamilton, HM 12, Bermuda

with a copy to:

Catherine S. Gallagher

Vinson & Elkins L.L.P.

2200 Pennsylvania Avenue NW, Suite 500W

Washington, DC 20037

Telephone: (202) 639-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2016
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D/A

CUSIP NO. Y3262R 100

1	NAME OF REPORTING PERSON Höegh LNG Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,116,060 Common Units
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 2,116,060 Common Units
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,116,060 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% **
14	TYPE OF REPORTING PERSON CO

*       Höegh LNG Holdings Ltd. may also be deemed to beneficially own 13,156,060 subordinated units representing limited partner interests in Höegh LNG Partners LP, which may be converted into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP. The Reporting Person is also the indirect beneficial owner of the non-economic general partner interest in Höegh LNG Partners LP.

**    Calculation of percentage based on a total of 19,764,904 common units issued and outstanding as of July 27, 2017.

The Reporting Person is hereby filing this amendment (the “Amendment”) to the Schedule 13D filed with the U.S Securities and Exchange Commission (the “Commission”) on August 22, 2014 (the “Schedule 13D”) as a result of an increase in the number of outstanding common units representing limited partner interests (the “Common Units”) of Höegh LNG Partners LP, a Marshall Islands limited partnership (the “Partnership” or the “Issuer”), following the issuance of an aggregate of 6,588,389 Common Units by the Partnership on December 7, 2016 and December 16, 2016. The aggregate number of Common Units beneficially owned by the Reporting Person has not changed from the Schedule 13D.

Item 1.   Security and Issuer

This Amendment is being filed with respect to the Common Units. The Partnership has its principal executive offices at Wessex House, 5th Floor, 45 Reid Street, Hamilton, HM 12, Bermuda.

Item 2.   Identity and Background

(a)         This Amendment is being filed by Höegh LNG Holdings Ltd., a Bermuda exempt company (“Höegh LNG” or the “Reporting Person”).

(b)         The principal business address of the Reporting Person is Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

(c)         The principal business of the Reporting Person is to provide floating liquefied natural gas (“LNG”) services under long-term contracts. Höegh LNG owns and operates floating storage and regasification units that act as floating LNG import terminals and LNG carriers that transport LNG to its markets. Höegh LNG owns 100% of Höegh LNG GP LLC, a Marshall Islands limited liability company and the general partner of the Partnership (the “General Partner”). The name, business address, present principal occupation and citizenship of each director and executive officer of Höegh LNG (the “Covered Individuals”) are set forth on Exhibit A to this Amendment, which is incorporated herein by reference. Unless otherwise indicated, the present principal occupation of each person is with Höegh LNG.

(d)         In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Covered Individual has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Covered Individual has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)          Not applicable.

Item 3.   Source and Amount of Funds or Other Consideration

In connection with the formation of the Partnership on April 28, 2014, Höegh LNG made a contribution to the capital of the Partnership of $1,000 and was admitted as the initial limited partner and Höegh LNG GP LLC (the “General Partner”) was admitted as the general partner of the Partnership. Prior to the initial public offering of the Partnership (the “IPO”), a wholly-owned subsidiary of Höegh LNG assigned or transferred capital stock and other equity interests in certain of Höegh LNG’s wholly and partially owned subsidiaries that had interests in the GDF Suez Neptune, the GDF Suez Cape Ann and the PGN FSRU Lampung to a wholly-owned subsidiary of the Partnership as capital contributions. In connection with the IPO and pursuant to the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated August 12, 2014 (the “Partnership Agreement”), the Partnership redeemed Höegh LNG’s initial limited partner interest and issued to Höegh LNG (A) 2,116,060 Common Units, representing a 8.0% limited partner interest in the Partnership and (B) 13,156,060 subordinated units (the “Subordinated Units”), representing a 50.0% limited partner interest in the Partnership. On August 12, 2014, the Partnership sold 11,040,000 Common Units (including 1,440,000 Common Units sold pursuant to the exercise in full by the underwriters of their option to purchase additional Common Units) in the IPO pursuant to an underwriting agreement dated August 7, 2014 among the Partnership, Höegh LNG, the General Partner and Höegh LNG Partners Operating LLC and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, as representatives of the several underwriters named therein. The Common Units were registered under the Exchange Act on August 4, 2014.

Upon the termination of the subordination period as set forth in the Partnership Agreement, the Subordinated Units are convertible into Common Units on a one-for-one basis.

In connection with the IPO, certain Covered Individuals acquired with personal funds, beneficial ownership of Common Units through the Partnership’s directed unit program at the initial public offering price of $20.00 per unit.

Item 4.   Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Person acquired the Common Units for investment purposes and in order to effect the IPO. The Reporting Person at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units that it owns depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Under the Limited Liability Company Agreement of the General Partner, dated April 14, 2014 (the “General Partner LLC Agreement”), the Reporting Person has the right to designate the individuals that serve on the board of directors of the General Partner. Through the right to appoint the board of directors of the General Partner, the Reporting Person has the ability to influence the management, policies and control of the Partnership with the aim of increasing the value of the Partnership, and thus of the Reporting Person’s investment.

Except as disclosed herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Person (on the basis of a total of 19,764,904 Common Units issued and outstanding as of July 27, 2017) are as follows:

Amount beneficially owned: 2,116,060	Percentage: 10.7%
Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote:	2,116,060
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	2,116,060
iv.	Shared power to dispose or to direct the disposition of:	0

The Reporting Person also beneficially owns 13,156,060 subordinated units of the Partnership, representing 100% of the Partnership’s subordinated units. As described in Item 6 below, under certain circumstances, the subordinated units held by the Reporting Person are convertible into Common Units on a one-for-one basis.

In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned

Sveinung J.S. Støhle	7,968		*

Steffen Føreid	7,591		*

Morten W. Høegh	336,591	1.7	%**

Leif O. Høegh	336,591	1.7	%**

Andrew Jamieson	4,091		*

Ditlev Wedell-Wedellsborg	16,210		*

*           Less than 1% of the class beneficially owned.

**         Morten W. Høegh and Leif O. Høegh may be deemed to have shared beneficial ownership of 336,591 Common Units through direct and indirect ownership interests in Leif Höegh & Co Ltd. and Brompton Cross VII Limited. Morten W. Høegh has an indirect minority ownership and voting interest in Fraternitas AS, which beneficially owns 50,000 Common Units. If the Common Units owned by Fraternitas AS were deemed to be beneficially owned by Morten W. Høegh, then he would share beneficial ownership of a total of 386,591 common units.

(c)         On June 21, 2017, the following transactions occurred: (i) Morten W. Høegh was granted 1,961 Common Units as part of his compensation as a director of the Partnership, (ii) Morten W. Høegh sold 1,961 Common Units to Leif Höegh & Co Ltd. in a private sale, at a price of $18.75 per unit and (iii) Brompton Cross VI Limited sold 20,000 Common Units to Leif Höegh & Co Ltd. in a private sale, at a price of $18.75 per unit. Because Morten W. Høegh and Leif O. Høegh may each be deemed to have shared beneficial ownership in any Common Units owned by Leif Höegh & Co Ltd. and Brompton Cross VI Limited, the sales referenced in clauses (ii) and (iii) above did not result in a change to the beneficial ownership reported in the table above. Except as described herein, neither the Reporting Person nor, to the Reporting Person’s knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)         The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover page of this Amendment and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

(e)         Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Partnership Agreement

Cash Distributions

Pursuant to the terms of the Partnership Agreement, the Partnership intends to make minimum quarterly distributions of $0.3375 per Common Unit to the extent the Partnership has sufficient cash from its operations after the establishment of cash reserves and payment of fees and expenses. In general, the Partnership will pay any cash distributions made each quarter to its unitholders in the following manner:

•	first, 100% to the holders of Common Units, until each Common Unit has received a minimum quarterly distribution of $0.3375 plus any arrearages from prior quarters;
•	second, 100% to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $0.3375; and
•	third, 100% to all unitholders, pro rata, until each unit has received a distribution of $0.388125.

If cash distributions per unit exceed $0.388125 in any quarter, Höegh LNG will receive increasing percentages, up to a maximum of 50%, of the cash distributed in excess of that amount. These distributions are referred to as “incentive distributions.”

Conversion of Subordinated Units

Pursuant the terms of the Partnership Agreement, in any quarter during the subordination period (the period subordinated units are outstanding) the subordinated units are entitled to receive the minimum quarterly distribution of $0.3375 only after the Common Units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period will end once the Partnership meets certain financial tests set forth in the Partnership Agreement, but it generally will not end before June 30, 2019. These financial tests require the Partnership to have earned and paid the minimum quarterly distribution on all of the outstanding units for three consecutive, non-overlapping four-quarter periods. When the subordination period ends, all remaining subordinated units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.

Registration Rights

Under the Partnership Agreement, the Partnership agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units, Subordinated Units or other partnership interests proposed to be sold by the General Partner or any of its affiliates (including Höegh LNG) or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of the General Partner as the general partner of the Partnership. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Limited Call Right

Under the Partnership Agreement, if, at any time, the General Partner and its affiliates own more than 80% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the General Partner or any of its affiliates for Common Units during the 90-day period preceding the date such notice is first mailed.

General Partner LLC Agreement

Under the General Partner LLC Agreement, the Reporting Person has the right to designate the individuals that serve on the board of directors of the General Partner.

To the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement as set forth in this Amendment are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 1.2 to the Partnership’s Annual Report on Form 20-F, filed with the Commission on April 24, 2015, which is incorporated by reference herein in its entirety. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Amendment are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.4 to the Partnership’s Registration Statement on Form F-1, filed with the Commission on July 3, 2014 (File No. 333-197228), which is incorporated by reference herein in its entirety.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Directors and Executive Officers of Höegh LNG Holdings Ltd.

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, dated as of August 12, 2014 (filed as Exhibit 1.2 to the Partnership’s Annual Report on Form 20-F, filed with the Commission on April 24, 2015 and incorporated by reference herein in its entirety).

Exhibit C	Limited Liability Company Agreement of Höegh LNG GP LLC (filed as Exhibit 3.4 to the Partnership’s Registration Statement on Form F-1, filed with the Commission on July 3, 2014 (File No. 333-197228) and incorporated by reference herein in its entirety).

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:     July 27, 2017

Höegh LNG Holdings Ltd.

/s/ Sveinung J.S. Støhle
Name: Sveinung J. S. Støhle
Title: President and Chief Executive Officer

EXHIBIT A

Directors and Executive Officers of Höegh LNG Holdings Ltd.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship
Sveinung J.S. Støhle, President and Chief Executive Officer	Drammensveien 134 0277 Oslo, Norway	Norway
Steffen Føreid, Chief Financial Officer	Drammensveien 134 0277 Oslo, Norway	Norway
Morten W. Høegh, Chairman	5 Young Street London W8 5EH United Kingdom	Norway
Leif O. Høegh, Deputy Chairman	Drammensveien 134 0277 Oslo, Norway	Norway
Steven Rees Davies, Director	Partner Appleby Global Canon’s Court 22 Victoria Street Hamilton, HM 12, Bermuda	United Kingdom
Andrew Jamieson, Director	158 Kensington Park Road London W11 2ER United Kingdom	United Kingdom
Christopher G. Finlayson, Director	Chairman Interoil Corporation 163 Penang Road #06-02 Winsland House II Singapore	United Kingdom
Jørgen Kildahl, Director	Drammensveien 134 0277 Oslo, Norway	Norway
Ditlev Wedell-Wedellsborg, Director	Chief Executive Officer Weco Invest A/S Kvæsthusgade 1, 1.sal DK-1251 Copenhagen K, Denmark	Denmark